

February 10, 2009

Mr. William C. Morro, CEO
InterAmerican Acquisition Group Inc.
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

Re: InterAmerican Acquisition Group Inc.
      File No. 333-152977

Dear Mr. Morro:

We have reviewed your January 20, 2009, draft response to comments 6 and 7 of our January 7, 2009, comment letter. We have also reviewed the April 23, 2008, Jiaohe contract provided to us on February 5, 2009. We have further considered the issues discussed in our January 16, 2009, and February 5, 2009, conference calls. We have reviewed the disclosures in your S-4 that are impacted by these issues and have the following comments. In addition, comments in our January 7, 2009, letter remain outstanding.

<u>FIN 46R</u>

1.   Please clarify how the three contracts referenced on page 6 of your draft meet the definition of a variable interest. Paragraph 2.c of FIN 46R defines a variable interest as interests that change with changes in the fair value of the entity's net assets exclusive of variable interests. It is not clear how the fair value purchase agreement meets this definition given that section 1.3 of the contract states that the purchase price is the assessed value when the option is exercised. It is not clear how the consulting agreement meets the definition since the contract merely transferred SNC's legal rights to the fixed fee – and that "SNC had no financial commitments or downside exposure to the Jiaohe project" in order to earn its fee. It is not clear how the bid-bond meets the definition since it was funded by Sing Kung "without recourse to SNC."

2.   Paragraph 14 of FIN 46R requires an assessment of the primary beneficiary. It is not clear how you assessed the future cash flows of SNC. The representations on pages 3, 4 and 9 of your draft indicate that SNC had no financial commitments under the Jiaohe contract and that SNC's contractual right to its 20% fee was transferred to Sing Kung for no consideration on 12/27/07. Further, you state that "none of SNC's capital or net book value was at risk and they had no expected gains or losses from the continuing business and pursuit of the project or exposure from the posting of the bid bond". Given that SNC had been dormant for nine months, it is not clear how a FIN 46R analysis could

reasonably include any assumed future cash flows by SNC. A detailed expected cash flow analysis, as described in Appendix A of FIN 46R, with clearly explained assumptions, is required to demonstrate compliance with FIN 46R.

3.   Any analysis responsive to these concerns should be included in the MD&A critical accounting policy section of the S-4. Absent an ability to provide disclosures in the filing that clearly demonstrate compliance with FIN 46R, then the Sing Kung 12/31/07 and 9/30/08 financial statements would need to be revised to deconsolidate SNC. In addition, as mentioned in comment 15 of our 11/17/08 letter, SNC 9/30/08 financial statements would be required in the S-4.

4.   Consolidation under FIN 46R does not preclude the requirement to classify the target company's equity balance as "minority interest" in the acquiring company's financial statements. Therefore, the equity and minority interest balances in Sing Kung's 12/31/07 financial statements are not compliant with the guidance in paragraph 21 of FIN 46R.

5.   As previously discussed, please file the corrected consulting contract and the 12/8/08 merger agreements as exhibits to the S-4.

6.   As previously discussed, please revise the pro forma SNC purchase price allocation to record the long-term monetary assets and liabilities at fair value, which is presumed to approximate net present value. Further, please disclose why no value is allocated to acquired contract rights.

Revenue Recognition

7.   As previously discussed, the representations regarding SNC's contractual obligations on pages 3, 4 and 9 of the draft appear inconsistent with the gross revenue presentation requirements outlined in EITF 99-19. For example, we note that "The Jiaohe contract in effect as of December 2007 was structured in a manner similar to the Changchun contract completed earlier in that year. Other than having undertaken the high-value added urban planning work, winning the project bid and organizing the BT Consortium, all of which were complete at contract signing in March 2007, SNC had no financial commitments or downside exposure to the Jiaohe project in order to earn its 20% participation in the project revenue other than posting the bid bond." Further, the April 2008 novation "did not change the expected loss or residual return calculations for the SNC shareholders, nor did it place the value of their December 2007 net asset value at risk of loss from ongoing activities related to the Jiaohe contract." Similarly, "because of the structure of that contract both before and after April 2008, and the separate arrangements among the consortium members, SNC had no financial commitments or exposure under the Jiaohe contract other than meeting the standard prerequisite for PRC government contracts of posting a bid bond." Consequently, it does not appear that any Jiaohe contract revenues

generated prior to 4/23/08 may be presented on a gross basis in the financial statements. Please revise or provide us with the Jiaohe contracts and identify the terms therein that support the existing presentation.

8.   We understand that Sing Kung and SNC have used the percentage of completion method to recognize revenues on the 2006-2007 Changchun project and on the 2008 Jiaohe project. However, the terms of the 4/23/08 Jiaohe contract appear inconsistent with the basis for percentage of completion accounting as outlined in paragraph 22 of SOP 81-1. Specifically, section 3.3 of the 4/23/08 Jiaohe contract states that Sing Kung retains title to the Project assets until they are actually paid by the customer. This provision, and the absence of progress payments, and absence of a contractual right for the customer to take over the work-in-progress, do not support use of the percentage of completion method on these contracts. We understand that under the 4/23/08 Jiaohe contract: Sing Kung assumes full financial and operating responsibility for the completion of the project; Sing Kung receives no progress payments from the municipality; Sing Kung grants the municipality the use of the project upon completion/acceptance; Sing Kung retains title to the project assets until full payment is received from the municipality; the municipality is contractually obligated to make 10 annual payments to satisfy its obligation; and full title conveys to the municipality after the final payment is received. Accordingly, it appears that this arrangement bears the substantive characteristics of the sales-type and/or direct financing leases outlined in SFAS 13. Please revise or provide an analysis of the key contract terms and corresponding accounting guidance that clearly supports application of SOP 81-1 instead of SFAS 13.

9.   Further, given that the Jiaohe contract was structured in a similar manner to the Changchun contract, please provide the same analysis for SNC's revenue recognition accounting for the Changchun project.

10.   As previously discussed, please revise the "current asset" and "current liability" classification of receivables and payables in the 12/31/07 Sing Kung and SNC Balance Sheets given that the contractual payment terms exceed 1 year.

11.   As previously discussed, please provide a "cost of sales" line item in the SNC financial statements.

MD&A

12.   As previously discussed, please quantify the amount that must be paid within 1 year of the acceptance date on phase one of the Jiaohe contract.

13.   Please disclose whether SNC, Sing Kung and/or CCI bear the risk of cost overruns on the Changchun, Jiaohe, and subsequent contracts. We note the disclosure on page 48 that overruns may be borne by other parties.

14.   The disclosure on pages 158 appears inconsistent with the disclosure on page 129 that characterizes the Changchun contract as "fully paid." Please revise.

15.   Please expand the credit risk disclosure on page 163 to address: the "substantial challenges and risks" referenced on page 128; how each of the "fiscal health" factors described on page 130 support management's assessment of Jiaohe, Zheng Ding, and Weng Yuan credit risk; and how the specifics of each separate project support management's conclusion that each of the Jiaohe, ZhengDing, and Weng Yuan projects "will enjoy a favorable market reception and economic success when completed" (page 130).

16.   Please disclose on page 158 the circumstances under which Changchun's supplemental development bank financing commitment may not be funded.

   If you have any questions, please call Al Pavot, Staff Accountant, at (202) 551-3738 or the undersigned at (202) 551-3355.

                         Sincerely,

                         Terence O'Brien
                         Accounting Branch Chief